SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010
Commission File Number 1-14926
KT Corporation
(Translation of registrant’s name into English)
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑   Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐   No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 1, 2010 KT Corporation
By:	/s/ Thomas Bum Joon Kim
	Name:	Thomas Bum Joon Kim
	Title:	Managing Director

By:	/s/ Young Jin Kim
	Name:	Young Jin Kim
	Title:	Director

January 29, 2010
4th Quarter 2009
Preliminary Earnings Commentary
(KRX : 030200 / NYSE : KT)

Disclaimer
This material contains estimated information of unaudited preliminary financial and operating data of KT Corporation (“KT” or “the company”) for the fourth quarter of 2009 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.
Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.
The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.
KT’s non-consolidated financial statements and report for 2009 fourth quarter will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) on March 30, 2010.
If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT.
Tel : 82-31-727-5392, 5391, 7363
Fax : 82-31-727-0949
E-mail: ir@kt.com

2009 4Q KT Earnings Release — KGAAP version
This material contains the financial statements of the merged entity prepared in accordance with Korean GAAP.
Note that all financial results before June 1, 2009(merger date) are of KT before the merger.

1. Financial Highlights	(unit : KRW bn)

A. Income Statement	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

Operating Revenue	2,967.0	3,029.0	2,913.5	2,875.3	2,773.1	3,564.3	4,821.2	4,747.6	-1.5%	65.1%	11,784.8	15,906.2	35.0%
Service Revenue	2,741.3	2,757.5	2,718.1	2,713.1	2,593.9	3,055.2	3,865.1	3,893.2	0.7%	43.5%	10,930.0	13,407.5	22.7%
Sales of Merchandise	225.7	271.6	195.3	162.2	179.2	509.0	956.1	854.4	-10.6%	426.6%	854.8	2,498.7	192.3%
☐ Wireless	419.9	428.8	364.6	350.7	336.0	1,132.2	2,501.7	2,468.2	-1.3%	603.8%	1,564.0	6,438.1	311.6%
☐ Telephone	1,387.3	1,374.7	1,310.9	1,305.2	1,264.5	1,248.8	1,227.9	1,150.8	-6.3%	-11.8%	5,378.1	4,892.1	-9.0%
☐ Internet	635.1	688.0	690.6	656.8	642.3	649.3	638.7	648.5	1.5%	-1.3%	2,670.5	2,578.7	-3.4%
☐ Data	402.4	413.0	419.8	415.0	417.3	390.4	319.9	322.7	0.9%	-22.2%	1,650.1	1,450.3	-12.1%
☐ Real estate	58.7	60.5	63.4	63.2	65.3	70.0	74.9	76.7	2.3%	21.3%	245.8	286.9	16.7%
☐ Others	63.6	64.0	64.2	84.4	47.7	73.6	57.9	80.8	39.5%	-4.3%	276.2	260.1	-5.8%

Operating Expense	2,634.0	2,661.4	2,584.0	2,792.0	2,388.6	3,200.8	4,408.1	5,297.1	20.2%	89.7%	10,671.4	15,294.6	43.3%
☐ Labor expense	683.3	627.4	600.7	703.5	598.2	670.3	655.1	1,498.5	128.7%	113.0%	2,614.9	3,422.1	30.9%
☐ Commission	170.9	173.0	182.4	211.1	207.3	237.0	295.7	346.7	17.3%	64.2%	737.5	1,086.7	47.4%
☐ Sales promotion	79.3	69.0	64.9	69.8	61.3	162.2	286.7	275.4	-4.0%	294.5%	283.0	785.5	177.6%
☐ Sales commission	230.1	228.8	174.6	172.3	171.8	332.0	510.5	398.4	-22.0%	131.2%	805.7	1,412.7	75.3%
☐ Bad debt expense	6.9	49.4	22.7	-3.3	15.6	14.7	3.5	15.7	345.1%	-576.3%	75.6	49.5	-34.5%
☐ Depreciation & Amortization	482.3	493.8	560.2	666.8	485.0	543.3	750.7	857.7	14.3%	28.6%	2,203.2	2,636.5	19.7%
☐ Advertising	16.9	32.3	17.2	17.5	8.4	32.8	50.5	43.9	-13.0%	150.3%	83.9	135.6	61.7%
☐ Repair & Maintenance	22.0	32.1	26.6	49.1	17.3	18.2	38.4	55.0	43.3%	11.9%	129.8	128.9	-0.7%
☐ Cost of goods sold	157.3	180.8	117.7	106.4	127.2	403.9	912.8	828.1	-9.3%	678.4%	562.2	2,272.0	304.1%
☐ Cost of service provided	476.8	481.0	489.8	515.0	456.0	519.5	540.8	574.8	6.3%	11.6%	1,962.6	2,091.1	6.5%
☐ Research & Development	56.8	57.2	59.4	77.7	43.8	49.9	60.8	80.5	32.3%	3.5%	251.1	235.1	-6.4%
☐ Activation, Installation & A/S cost	96.5	92.1	98.7	86.9	73.1	83.9	83.2	97.8	17.6%	12.5%	374.3	338.0	-9.7%
☐ Others	154.9	144.5	169.1	119.1	123.8	133.1	219.3	224.7	2.5%	88.7%	587.5	700.8	19.3%

Operating Income	333.0	367.6	329.4	83.3	384.5	363.5	413.1	-549.5	TR	TR	1,113.4	611.6	-45.1%
EBITDA	815.4	861.5	889.7	750.1	869.4	906.7	1,163.8	308.2	-73.5%	-58.9%	3,316.6	3,248.1	-2.1%

Non-operating Income	134.3	133.8	295.3	291.9	225.1	204.9	302.1	152.2	-49.6%	-47.9%	855.3	884.3	3.4%
Non-operating Expense	269.6	307.9	425.8	405.3	434.1	9.9	259.7	236.0	-9.1%	-41.8%	1,408.6	939.7	-33.3%

Income before Income Taxes	197.8	193.5	198.9	-30.1	175.5	558.5	455.4	-633.3	TR	TR	560.0	556.2	-0.7%
Income tax	43.7	32.9	37.5	-3.9	36.0	102.4	104.1	-202.8			110.2	39.6	-64.0%

Net Income	154.1	160.5	161.4	-26.2	139.6	456.1	351.4	-430.5	TR	TR	449.8	516.5	14.8%
EPS (in KRW)	756	788	799	-130	691	2,226	1,497	-1,890			2,214	2,524	14.0%

*	EPS : Net Income / Number of Weighted Average Outstanding Shares

2009 4Q KT Earnings Release — KGAAP version

B. Balance Sheet	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ		YoY

Total Assets	17,596.1	17,801.3	18,478.1	18,684.9	18,841.8	24,623.3	24,029.6	24,342.5	1.3%		30.3%
☐ Current assets	3,058.7	3,084.1	3,616.1	3,778.1	4,208.1	7,151.4	6,713.1	6,474.6	-3.6%		71.4%
¡ Quick assets	2,953.5	2,964.0	3,468.1	3,610.6	4,042.5	6,676.2	6,188.9	5,867.8	-5.2%		62.5%
- Cash & cash equivalents	884.5	829.5	1,362.0	1,425.9	1,763.0	2,850.7	2,115.6	1,574.6	-25.6%		10.4%
- Accounts receivables	1,662.6	1,746.0	1,673.0	1,687.4	1,734.0	3,132.6	3,365.0	3,491.1	3.7%		106.9%
¡ Inventories	105.2	120.1	148.0	167.5	165.6	475.2	524.2	606.8	15.8%		262.2%
☐ Non-current assets	14,537.4	14,717.2	14,862.0	14,906.8	14,633.7	17,471.9	17,316.5	17,867.9	3.2%		19.9%
¡ Investment	3,468.8	3,481.5	3,535.9	3,517.9	3,542.2	1,219.5	1,225.5	1,274.7	4.0%		-63.8%
- Investment stocks accounted in equity method	3,416.0	3,419.4	3,477.7	3,462.6	3,490.0	1,103.8	1,047.3	1,081.0	3.2%		-68.8%
- Available-for-sale securities	13.0	20.5	18.9	16.4	18.0	31.2	45.2	60.3	33.4%		267.3%
¡ Tangible assets	10,371.0	10,501.9	10,450.7	10,428.7	10,107.4	13,755.4	13,755.8	14,203.8	3.3%		36.2%
¡ Intangible assets	412.6	391.7	374.5	397.0	361.9	1,238.5	1,173.8	1,206.6	2.8%		203.9%
¡ Others	285.0	342.0	500.9	563.2	622.2	1,258.5	1,161.5	1,182.8	1.8%		110.0%
Total Liabilities	8,983.8	9,025.9	9,583.7	9,853.0	10,310.5	14,466.3	13,483.4	13,944.2	3.4%		41.5%
☐ Current liabilities	2,455.7	2,399.7	2,648.9	2,585.9	2,686.4	4,999.2	4,272.0	5,684.3	33.1%		119.8%
¡ Current portion of LT debt	235.1	13.5	411.6	410.0	629.0	1,110.0	476.3	1,024.7	115.1%		149.9%
¡ Current portion of LT accrued payables	0.0	0.0	0.0	0.0	0.0	145.1	146.8	148.5	1.2%
¡ Accounts payable	664.0	758.6	658.0	644.1	491.8	1,160.2	827.3	1,350.1	63.2%		109.6%
¡ Others	1,556.6	1,627.7	1,579.4	1,531.7	1,565.7	2,583.9	2,821.6	3,160.9	12.0%		106.4%
☐ Non-current liabilities	6,528.2	6,626.1	6,934.8	7,267.2	7,624.1	9,467.2	9,211.4	8,259.9	-10.3%		13.7%
¡ Bonds	5,051.6	5,135.2	5,425.9	5,815.9	6,218.4	7,841.0	7,637.9	6,739.1	-11.8%		15.9%
¡ Long-term borrowings	23.3	32.0	29.6	28.1	25.7	96.2	77.6	63.1	-18.6%		125.0%
¡ Long-term accounts payables	0.0	0.0	0.0	0.0	0.0	157.3	159.0	160.8	1.1%		0.0%
¡ Installation deposit	833.1	813.3	808.8	781.9	763.1	743.0	723.3	696.7	-3.7%		-10.9%
¡ Others	620.1	645.6	670.5	641.3	616.8	629.7	613.7	600.2	-2.2%		-6.4%
Total Stockholders’ Equity	8,612.3	8,775.4	8,894.4	8,831.9	8,531.4	10,156.9	10,546.2	10,398.3	-1.4%		17.7%
☐ Common stock	1,561.0	1,561.0	1,561.0	1,561.0	1,561.0	1,564.5	1,564.5	1,564.5	0.0%		0.2%
☐ Capital surplus	1,276.7	1,258.5	1,257.3	1,440.6	1,440.6	1,458.7	1,458.7	1,448.6	-0.7%		0.6%
☐ Retained earnings	9,592.2	9,752.7	9,840.3	9,814.1	9,727.4	9,674.6	10,026.0	9,595.5	-4.3%		-2.2%
☐ Capital adjustment	-3,815.8	-3,828.0	-3,815.1	-3,994.7	-4,158.3	-2,509.4	-2,507.6	-2,165.7	-13.6%		-45.8%
¡ Treasury stock	-3,824.9	-3,837.4	-3,824.9	-3,824.9	-3,989.2	-1,407.2	-1,407.2	-956.2	-32.1%		-75.0%
¡ Gain/loss on disposal of treasury stock	-0.1	-0.1	-0.1	0.0	0.0	-791.3	-791.3	-890.7	12.5%
☐ Accumulated Other Comprehensive Income	-1.9	31.2	50.9	10.9	-39.3	-31.5	4.6	-44.5

Total interesting bearing debt	5,339.7	5,210.2	5,903.6	6,291.5	6,913.3	9,615.0	8,497.6	8,136.3	-4.3%		29.3%
Net debt	4,455.2	4,380.7	4,541.6	4,865.6	5,150.3	6,461.9	6,076.2	6,252.4	2.9%		28.5%
Net debt (including LT A/P)	4,455.2	4,380.7	4,541.6	4,865.6	5,150.3	6,764.2	6,382.1	6,561.7	2.8%		34.9%

Debt/ equity ratio	104.3%	102.9%	107.8%	111.6%	120.9%	142.4%	127.9%	134.1%	6.3	%p	22.5	%p
Net debt/ equity ratio	51.7%	49.9%	51.1%	55.1%	60.4%	63.6%	57.6%	60.1%	2.5	%p	5.0	%p
Net debt/ equity ratio (including LT A/P)	51.7%	49.9%	51.1%	55.1%	60.4%	66.6%	60.5%	63.1%	2.6	%p	8.0	%p

2009 4Q KT Earnings Release — KGAAP version

2. Operating Results	(unit : KRW bn)

A. Wireless Revenue	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	419.9	428.8	364.6	350.7	336.0	1,132.2	2,501.7	2,468.2	-1.3%	603.8%	1,564.0	6,438.1	311.6%
☐ Service revenue	255.9	259.4	249.5	241.9	230.3	701.0	1,639.7	1,695.3	3.4%	600.9%	1,006.6	4,266.4	323.8%

¡ Voice	222.7	226.4	218.5	215.7	203.0	487.4	1,050.5	1,073.1	2.2%	397.5%	883.2	2,814.1	218.6%
Monthly base fee	137.1	137.1	134.2	131.2	126.0	295.3	638.2	675.2	5.8%	414.6%	539.6	1,734.7	221.5%
Airtime charge	79.8	84.0	79.4	80.2	72.6	201.1	453.4	452.7	-0.2%	464.5%	323.4	1,179.9	264.8%
Value added service	9.0	8.6	7.8	7.2	6.5	16.2	35.0	33.5	-4.3%	362.7%	32.6	91.2	179.6%
Other voice revenue	-0.8	-0.7	-0.5	-0.6	-0.3	7.6	28.1	25.4	-9.5%		-2.6	60.7
(Voice discount)	-2.5	-2.6	-2.4	-2.3	-1.9	-32.7	-104.1	-113.7	9.2%		-9.8	-252.4

¡ Data	19.3	20.1	19.1	18.3	17.2	103.2	302.9	319.1	5.4%		76.7	742.4	867.5%
Monthly base fee	0.0	0.0	0.0	0.0	0.0	27.4	99.8	105.5	5.8%		0.1	232.8
Messaging (SMS, MMS)	15.9	16.6	15.9	15.6	14.7	39.3	85.6	89.2	4.3%	471.3%	64.0	228.9	257.4%
Wireless data usage	3.2	3.3	3.0	2.5	2.4	26.1	84.8	88.1	3.9%		12.0	201.5
Contents	0.0	0.0	0.0	0.0	0.0	6.8	19.6	21.0	7.2%		0.0	47.3
Others	0.2	0.2	0.1	0.1	0.1	3.5	13.2	15.3	15.6%		0.6	32.0

¡ Interconnection revenue	0.0	0.0	0.0	0.0	0.0	72.5	222.4	214.8	-3.4%		0.0	509.7

¡ Other revenue	13.9	12.9	11.9	7.9	10.1	38.0	63.9	88.2	38.1%		46.7	200.2	328.9%
Activation fee	9.9	8.8	7.0	5.8	6.1	17.1	28.9	23.7	-17.9%	308.9%	31.6	75.8	139.9%
Others	4.0	4.1	4.9	2.2	4.0	20.8	35.0	64.5	84.3%	2894.1%	15.1	124.4	724.2%

☐ Handset sales	164.0	169.4	115.1	108.8	105.6	431.2	862.0	772.9	-10.3%	610.5%	557.4	2,171.8	289.6%

B. Telephone Revenue	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	1,387.3	1,374.7	1,310.9	1,305.2	1,264.5	1,248.8	1,227.9	1,150.8	-6.3%	-11.8%	5,378.1	4,892.1	-9.0%
☐ Subscriber connection	340.3	335.3	329.1	322.1	320.0	309.5	291.9	285.8	-2.1%	-11.3%	1,326.8	1,207.2	-9.0%
¡ Activation & Installation fee	17.1	14.5	10.8	11.2	9.3	9.7	8.9	8.1	-8.7%	-27.7%	53.6	35.9	-33.0%
¡ Monthly base fee	270.1	267.5	264.9	261.4	255.5	248.0	240.2	232.0	-3.4%	-11.2%	1,063.8	975.7	-8.3%
¡ Interconnection	53.1	53.3	53.4	49.6	55.2	51.8	42.8	45.7	6.8%	-7.7%	209.4	195.6	-6.6%

☐ Local	224.2	217.9	212.1	220.5	203.1	209.3	189.0	164.0	-13.2%	-25.6%	874.7	765.5	-12.5%
¡ Local airtime charge	148.5	140.5	134.8	132.2	126.3	119.9	112.9	105.7	-6.3%	-20.0%	556.0	464.8	-16.4%
¡ Local interconnection	23.8	25.4	25.0	22.9	21.6	22.7	18.8	19.1	1.6%	-16.8%	97.2	82.2	-15.4%
¡ Others	51.8	52.0	52.3	65.4	55.2	66.7	57.4	39.3	-31.6%	-40.0%	221.5	218.6	-1.4%

☐ Domestic long distance	152.2	140.2	136.7	133.6	123.0	113.8	108.5	103.1	-4.9%	-22.8%	562.7	448.4	-20.3%
¡ DLD airtime charge	142.9	132.9	128.6	125.9	117.6	109.2	103.6	98.3	-5.1%	-21.9%	530.3	428.7	-19.2%
¡ DLD interconnection	9.0	7.0	7.9	7.4	5.2	4.4	4.7	4.5	-2.3%	-38.5%	31.3	18.8	-40.0%
¡ Others	0.2	0.3	0.3	0.3	0.2	0.2	0.2	0.2	6.2%	-7.1%	1.0	0.9	-9.2%

☐ LM revenue	364.1	358.5	340.6	330.3	305.2	297.5	285.0	266.4	-6.5%	-19.4%	1,393.6	1,154.1	-17.2%

☐ International long distance	46.9	49.1	43.7	40.2	35.3	35.0	33.5	31.9	-4.7%	-20.7%	180.0	135.6	-24.6%

☐ International long distance settlement	49.7	47.6	42.9	67.7	63.5	54.0	55.0	47.0	-14.5%	-30.5%	207.8	219.6	5.7%

☐ VoIP	10.2	21.5	19.6	23.7	41.5	50.9	87.3	81.4	-6.7%	242.9%	75.1	261.0	247.7%

☐ VAS	93.4	83.0	89.2	74.2	77.0	87.4	85.3	83.6	-1.9%	12.7%	339.7	333.3	-1.9%

☐ Public phones & 114 service	42.7	38.2	41.6	49.2	44.5	38.1	37.5	38.1	1.6%	-22.5%	171.6	158.2	-7.9%

☐ Others	63.6	83.5	55.3	43.7	51.5	53.3	55.0	49.4	-10.3%	13.0%	246.1	209.1	-15.0%

C. Internet Revenue	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	635.1	688.0	690.6	656.8	642.3	649.3	638.7	648.5	1.5%	-1.3%	2,670.5	2,578.7	-3.4%

Internet Access	528.1	539.8	534.1	527.9	519.5	524.9	513.0	505.1	-1.5%	-4.3%	2,129.9	2,062.4	-3.2%

☐ Broadband	501.1	508.4	509.5	500.7	485.0	481.7	477.5	463.1	-3.0%	-7.5%	2,019.7	1,907.3	-5.6%
☐ Nespot	8.5	8.0	7.3	6.9	6.5	6.2	5.6	5.4	-3.0%	-22.0%	30.7	23.7	-22.7%
☐ WiBro	17.9	22.9	15.8	20.5	27.5	35.4	28.9	35.4	22.3%	72.6%	77.1	127.3	65.1%
☐ Others	0.7	0.5	1.4	-0.3	0.5	1.5	1.0	1.2	22.4%	-504.6%	2.4	4.1	76.0%

Internet Application	106.9	148.2	156.5	129.0	122.8	124.4	125.8	143.4	14.0%	11.2%	540.6	516.3	-4.5%

☐ IDC	48.9	70.6	71.1	59.3	50.8	51.1	57.1	59.5	4.2%	0.4%	249.8	218.6	-12.5%
☐ bizmeka	36.7	47.4	51.8	33.9	33.1	34.0	25.6	32.8	28.1%	-3.1%	169.8	125.5	-26.1%
☐ IPTV	5.0	9.6	14.3	17.6	19.9	21.1	25.1	33.3	32.6%	89.0%	46.6	99.4	113.4%
☐ Others	16.3	20.6	19.3	18.2	19.0	18.2	17.9	17.7	-1.3%	-2.7%	74.5	72.9	-2.1%

2009 4Q KT Earnings Release — KGAAP version

D. Data Revenue	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	402.4	413.0	419.8	415.0	417.3	390.4	319.9	322.7	0.9%	-22.2%	1,650.1	1,450.3	-12.1%
☐ Leased line	268.3	269.9	280.0	277.1	277.9	251.6	183.2	186.2	1.6%	-32.8%	1,095.3	898.9	-17.9%
¡ Local	116.8	115.6	115.4	117.5	115.2	102.9	74.9	77.0	2.8%	-34.5%	465.4	370.0	-20.5%
¡ Domestic long distance	80.2	81.2	83.5	85.6	85.1	80.2	65.6	65.7	0.2%	-23.3%	330.4	296.6	-10.2%
¡ International long distance	5.0	6.3	7.3	6.3	6.3	7.1	6.7	6.4	-4.3%	1.3%	25.0	26.6	6.3%
¡ Broadcasting & others	66.2	66.9	73.8	67.7	71.3	61.5	36.0	37.1	2.9%	-45.2%	274.5	205.8	-25.0%

☐ Kornet	62.9	67.8	65.2	61.4	63.7	64.4	62.1	59.9	-3.6%	-2.5%	257.4	250.1	-2.8%

☐ VPN	15.4	16.4	17.3	17.5	16.9	17.4	19.2	22.8	18.8%	29.8%	66.7	76.3	14.5%

☐ National network ATM	20.7	21.3	21.7	21.3	21.7	20.4	12.5	10.3	-17.8%	-51.8%	85.0	64.8	-23.8%

☐ Satellite	26.0	27.7	26.6	27.3	26.8	27.1	26.3	26.6	1.3%	-2.4%	107.6	106.9	-0.7%

☐ Others	9.1	9.8	9.0	10.2	10.2	9.5	16.6	17.0	2.3%	65.7%	38.1	53.3	39.6%

E. Operating Expense	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	2,634.0	2,661.4	2,584.0	2,792.0	2,388.6	3,200.8	4,408.1	5,297.1	0.0%	0.0%	10,671.4	15,294.6	0.0%
Labor Expense	683.3	627.4	600.7	703.5	598.2	670.3	655.1	1,498.5	128.7%	113.0%	2,614.9	3,422.1	30.9%
☐ Salaries & wages	476.8	450.6	437.9	444.9	445.2	446.0	471.9	478.2	1.3%	7.5%	1,810.1	1,841.2	1.7%
☐ Provision for retirement	98.0	57.3	49.8	117.2	40.2	69.0	57.3	905.2		672.5%	322.2	1,071.7	232.6%
☐ Employee welfare	108.5	119.6	113.1	141.5	112.8	155.3	125.9	115.2	-8.5%	-18.6%	482.6	509.2	5.5%

Commission	170.9	173.0	182.4	211.1	207.3	237.0	295.7	346.7	17.3%	64.2%	737.5	1,086.7	47.4%

Sales Promotion	79.3	69.0	64.9	69.8	61.3	162.2	286.7	275.4	-4.0%	294.5%	283.0	785.5	177.6%

Sales Commission	230.1	228.8	174.6	172.3	171.8	332.0	510.5	398.4	-22.0%	131.2%	805.7	1,412.7	75.3%

Bad Debt Expenses	6.9	49.4	22.7	-3.3	15.6	14.7	3.5	15.7	345.1%	-576.3%	75.6	49.5	-34.5%

Depreciation & Amortization	482.3	493.8	560.2	666.8	485.0	543.3	750.7	857.7	14.3%	28.6%	2,203.2	2,636.5	19.7%

Advertising	16.9	32.3	17.2	17.5	8.4	32.8	50.5	43.9	-13.0%	150.3%	83.9	135.6	61.7%

Repair & Maintenance	22.0	32.1	26.6	49.1	17.3	18.2	38.4	55.0	43.3%	11.9%	129.8	128.9	-0.7%

Cost of Goods Sold	157.3	180.8	117.7	106.4	127.2	403.9	912.8	828.1	-9.3%	678.4%	562.2	2,272.0	304.1%
☐ Cost of mobile handset sold	106.8	99.5	47.7	58.1	54.4	325.4	824.2	724.2	-12.1%		312.2	1,928.2	517.7%
☐ Others	50.4	81.3	70.0	48.3	72.8	78.5	88.6	103.9	17.3%	115.1%	250.0	343.8	37.5%

Cost of Service Provided	476.8	481.0	489.8	515.0	456.0	519.5	540.8	574.8	6.3%	11.6%	1,962.6	2,091.1	6.5%
☐ Cost of service	226.5	235.6	238.4	260.8	210.6	207.8	127.8	150.9	18.1%	-42.1%	961.3	697.1	-27.5%
☐ International long distance settlement cost	59.3	59.3	54.7	67.9	60.3	55.4	64.9	65.2	0.4%	-4.1%	241.3	245.7	1.9%
☐ Interconnection expense	184.5	176.8	183.9	161.7	165.2	222.3	305.7	306.3	0.2%	89.5%	706.8	999.5	41.4%
☐ Others	6.5	9.3	12.8	24.6	20.0	33.9	42.5	52.4	23.4%	113.0%	53.3	148.8	179.3%

Research & Development	56.8	57.2	59.4	77.7	43.8	49.9	60.8	80.5	32.3%	3.5%	251.1	235.1	-6.4%

Activation, Installation & A/S Cost	96.5	92.1	98.7	86.9	73.1	83.9	83.2	97.8	17.6%	12.5%	374.3	338.0	-9.7%

Others	154.9	144.5	169.1	119.1	123.8	133.1	219.3	224.7	2.5%	88.7%	587.5	700.8	19.3%

CAPEX	395.3	653.0	511.1	627.4	147.1	250.6	865.2	1,471.6	70.1%	134.6%	2,186.8	2,734.5	25.0%

F. Marketing Cost	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

☐ Sales Promotion	79.3	69.0	64.9	69.8	61.3	162.2	286.7	275.4	-4.0%	294.5%	283.0	785.5	177.6%
☐ Sales Commission	230.1	228.8	174.6	172.3	171.8	332.0	510.5	398.4	-22.0%	131.2%	805.7	1,412.7	75.3%
☐ Advertising	16.9	32.3	17.2	17.5	8.4	32.8	50.5	43.9	-13.0%	150.3%	83.9	135.6	61.7%
(Profits from mobile handset sold)	-57.2	-69.9	-67.4	-50.7	-51.2	-105.8	-37.8	-48.7	28.8%	-4.0%	-245.2	-243.6	-0.7%

Total Marketing Cost	269.1	260.1	189.2	208.9	190.2	421.2	809.9	669.0	-17.4%	220.2%	927.4	2,090.3	125.4%

G. Interconnection Expenses	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	184.5	176.8	183.9	161.7	165.2	222.3	305.7	306.3	0.2%	89.5%	706.8	999.5	41.4%
¡ MM	0.0	0.0	0.0	0.0	0.0	58.6	180.5	176.8	-2.1%		0.0	415.9
¡ ML	0.0	0.0	0.0	0.0	0.0	3.3	9.0	7.6	-15.4%		0.0	19.9
¡ LM	164.0	158.2	165.9	139.6	144.6	140.9	96.7	99.1	2.5%	-29.0%	627.7	481.4	-23.3%
¡ Others	20.4	18.6	18.1	22.0	20.5	19.6	19.4	22.8	17.2%	3.3%	79.1	82.3	4.0%

*	Interconnection expenses may not move proportionally to voice traffic due to difference in estimation.

2009 4Q KT Earnings Release — KGAAP version

H. Non-operating Income	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	134.3	133.8	295.3	291.9	225.1	204.9	302.1	152.2	-49.6%	-47.9%	855.3	884.3	3.4%
☐ Interest Income	18.2	25.8	22.3	37.3	26.0	52.6	42.8	38.3	-10.7%	2.4%	103.6	159.6	54.0%
☐ Gain on foreign currency transaction	6.3	5.2	16.1	21.4	14.6	5.8	6.0	5.7	-3.8%	-73.2%	49.0	32.2	-34.4%
☐ Gain on foreign currency translation	11.0	6.5	14.6	4.3	18.1	-5.3	164.5	55.0	-66.5%		36.4	232.4	538.6%
☐ Gain on Equity Method	19.1	30.6	15.4	7.4	57.2	57.2	29.6	38.1	28.9%	416.1%	72.5	182.1	151.3%
☐ Gain on disposal of tangible assets	0.4	1.6	1.0	0.5	0.4	5.2	-2.4	1.8	-173.9%	270.5%	3.5	5.0	42.2%
☐ Others	79.3	64.1	225.9	221.0	108.8	89.5	61.6	13.2	-78.6%	-94.0%	590.2	273.1	-53.7%

I. Non-operating Expense	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	269.6	307.9	425.8	405.3	434.1	9.9	259.7	236.0	-9.1%	-41.8%	1,408.6	939.7	-33.3%
☐ Interest Expense	72.6	85.8	78.8	92.1	98.1	87.6	127.9	132.2	3.4%	43.5%	329.4	445.9	35.4%
☐ Loss on foreign currency transaction	2.0	5.4	10.4	21.2	12.2	9.5	7.9	6.9	-12.7%	-67.4%	39.0	36.5	-6.5%
☐ Loss on foreign currency translation	108.4	88.0	290.1	170.8	242.4	-181.3	-46.9	-2.6	-94.4%	-101.5%	657.2	11.5	-98.2%
☐ Loss on Equity Method	36.5	54.4	-7.7	-9.8	23.8	18.8	10.1	10.4	2.9%	-205.9%	73.4	63.1	-14.0%
☐ Loss on disposal of tangible assets	7.9	16.3	6.7	18.7	4.9	14.0	17.7	53.8	203.9%	188.0%	49.6	90.4	82.2%
☐ Others	42.2	58.0	47.5	112.3	52.7	61.4	143.0	35.2	-75.4%	-68.6%	260.0	292.4	12.4%

[Attachment]
2009 4Q KT Earnings Release — Guidance version
The unaudited business and financial results of the merged company contained in this material prepared in accordance with Korean GAAP is for the sole convenience of investors and analysts.

1. Financial Highlights	(unit : KRW bn)

A. Income Statement	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

Operating Revenue	4,752.9	5,006.6	4,641.6	4,531.7	4,514.5	4,872.5	4,821.2	4,747.6	-1.5%	4.8%	18,932.8	18,955.8	0.1%
Service Revenue	3,878.0	3,960.8	3,928.6	3,954.9	3,787.7	3,888.1	3,865.1	3,893.2	0.7%	-1.6%	15,722.2	15,434.1	-1.8%
Sales of Merchandise	874.9	1,045.8	713.1	576.8	726.8	984.4	956.1	854.4	-10.6%	48.1%	3,210.6	3,521.7	9.7%
☐ Wireless	2,310.2	2,515.7	2,200.9	2,100.3	2,183.0	2,507.9	2,501.7	2,468.2	-1.3%	17.5%	9,127.1	9,660.9	5.8%
☐ Telephone	1,361.9	1,348.4	1,284.3	1,282.3	1,239.9	1,234.1	1,227.9	1,150.8	-6.3%	-10.3%	5,276.9	4,852.7	-8.0%
☐ Internet	633.5	686.3	689.0	655.4	640.7	646.2	638.7	648.5	1.5%	-1.1%	2,664.2	2,574.1	-3.4%
☐ Data	323.6	331.3	337.7	344.1	335.5	338.6	319.9	322.7	0.9%	-6.2%	1,336.8	1,316.8	-1.5%
☐ Real estate	62.3	63.3	67.9	67.0	69.1	73.1	74.9	76.7	2.3%	14.4%	260.5	293.8	12.8%
☐ Others	61.5	61.7	61.8	82.5	46.2	72.6	57.9	80.8	39.5%	-2.0%	267.4	257.5	-3.7%

Operating Expense	4,360.4	4,684.1	4,173.8	4,272.0	3,916.3	4,389.1	4,408.1	5,297.1	20.2%	24.0%	17,490.3	18,010.6	3.0%
☐ Labor expense	744.8	680.3	659.1	757.9	660.0	703.7	655.1	1,498.5	128.7%	97.7%	2,842.2	3,517.2	23.8%
☐ Commission	263.1	274.2	281.9	316.0	299.5	311.3	295.7	346.7	17.3%	9.7%	1,135.2	1,253.2	10.4%
☐ Sales promotion	164.0	376.8	263.9	198.6	194.1	269.4	286.7	275.4	-4.0%	38.6%	1,003.3	1,025.7	2.2%
☐ Sales commission	714.4	644.8	467.2	536.7	503.9	544.4	510.5	398.4	-22.0%	-25.8%	2,363.2	1,957.2	-17.2%
☐ Bad debt expense	6.9	55.7	38.9	19.4	35.1	18.5	3.5	15.7	345.1%	-18.7%	120.9	72.9	-39.7%
☐ Depreciation & Amortization	794.5	803.6	863.0	986.9	775.3	736.6	750.7	857.7	14.3%	-13.1%	3,448.1	3,120.3	-9.5%
☐ Advertising	41.3	65.2	47.6	39.6	26.3	42.8	50.5	43.9	-13.0%	10.8%	193.7	163.5	-15.6%
☐ Repair & Maintenance	35.0	48.4	42.9	70.7	27.8	26.7	38.4	55.0	43.3%	-22.2%	197.0	147.9	-24.9%
☐ Cost of goods sold	674.9	815.6	530.5	401.5	568.0	836.9	912.8	828.1	-9.3%	106.2%	2,422.5	3,145.9	29.9%
☐ Cost of service provided	502.1	517.4	540.6	561.4	493.6	557.9	540.8	574.8	6.3%	2.4%	2,121.5	2,167.1	2.2%
☐ Research & Development	57.6	58.2	61.2	79.6	44.9	50.9	60.8	80.5	32.3%	1.2%	256.5	237.2	-7.5%
☐ Activation, Installation & A/S cost	96.5	92.1	98.7	86.9	73.1	83.9	83.2	97.8	17.6%	12.5%	374.3	338.0	-9.7%
☐ Others	265.3	251.8	278.2	216.8	214.8	205.9	219.3	224.7	2.5%	3.7%	1,012.1	864.7	-14.6%

Operating Income	392.6	322.4	467.8	259.7	598.2	483.4	413.1	-549.5	TR	TR	1,442.5	945.2	-34.5%
EBITDA	1,187.1	1,126.0	1,330.9	1,246.6	1,373.5	1,220.0	1,163.8	308.2	-73.5%	-75.3%	4,890.6	4,065.4	-16.9%

Non-operating Income	166.5	160.6	371.7	356.3	252.2	150.1	302.1	152.2	-49.6%	-57.3%	1,055.1	856.6	-18.8%
Non-operating Expense	339.5	341.4	580.9	576.2	561.1	35.8	259.7	236.0	-9.1%	-59.0%	1,838.0	1,092.6	-40.6%

Income before Income Taxes	219.6	141.6	258.6	39.8	289.3	597.7	455.4	-633.3	TR	TR	659.6	709.2	7.5%
Income tax	54.1	-4.7	63.2	19.8	91.6	93.5	104.1	-185.0			132.4	104.1	-21.4%

Net Income	165.5	146.3	195.3	20.0	197.7	504.2	351.4	-448.3	TR	TR	527.1	605.1	14.8%
EPS (in KRW)	705	623	832	85	842	2,148	1,497	-1,890			2,246	2,597	15.6%

*	EPS : Net Income / Number of Weighted Average Outstanding Shares

¡ Operating Revenue	QoQ 1.5% fall due to declining merchandise sales, mainly mobile handsets.
However, service revenue rose 0.7% QoQ on the back of steady wireless data revenue growth.

¡ Operating Income	Quarterly OP turned to red due to W876.4bn expenses for the Eearly Retirement Program (ERP).
(excluding this one-time ERP expenses, the annual OP should have been W1.82tr.)

¡ Net Income	Quarterly NP turned to red due to the anomalous ERP cost.
(excluding this one-time ERP expenses, the annual NP should have been W1.27tr.)

[Attachment]
2009 4Q KT Earnings Release — Guidance version

B. Balance Sheet	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ		YoY

Total Assets	22,586.2	22,999.9	23,806.7	24,127.1	24,385.8	24,623.3	24,029.6	24,342.5	1.3%		0.9%
☐ Current assets	4,600.6	4,746.5	5,398.8	5,756.1	6,454.7	7,151.4	6,713.1	6,474.6	-3.6%		12.5%
¡ Quick assets	4,319.0	4,348.3	5,007.3	5,378.2	6,062.3	6,676.2	6,188.9	5,867.8	-5.2%		9.1%
- Cash & cash equivalents	1,029.5	890.0	1,558.5	1,824.9	2,291.1	2,850.7	2,115.6	1,574.6	-25.6%		-13.7%
- Accounts receivables	2,723.8	2,920.2	2,821.9	2,855.0	3,010.3	3,132.6	3,365.0	3,491.1	3.7%		22.3%
¡ Inventories	281.6	398.2	391.5	377.9	392.3	475.2	524.2	606.8	15.8%		60.6%
☐ Non-current assets	17,985.6	18,253.4	18,407.9	18,371.0	17,931.2	17,471.9	17,316.5	17,867.9	3.2%		-2.7%
¡ Investment	1,181.3	1,247.9	1,270.5	1,217.3	1,228.8	1,219.5	1,225.5	1,274.7	4.0%		4.7%
- Investment stocks accounted in equity method	820.5	888.2	932.8	902.5	899.3	1,103.8	1,047.3	1,081.0	3.2%		19.8%
- Available-for-sale securities	261.6	252.7	240.7	219.1	242.1	31.2	45.2	60.3	33.4%		-72.5%
¡ Tangible assets	14,622.5	14,699.0	14,640.2	14,591.3	14,173.4	13,755.4	13,755.8	14,203.8	3.3%		-2.7%
¡ Intangible assets	1,557.0	1,481.8	1,407.3	1,372.5	1,278.1	1,238.5	1,173.8	1,206.6	2.8%		-12.1%
¡ Others	624.8	824.7	1,089.9	1,189.9	1,250.8	1,258.5	1,161.5	1,182.8	1.8%		-0.6%
Total Liabilities	11,922.9	12,291.8	12,954.3	13,296.1	13,796.8	14,466.3	13,483.4	13,944.2	3.4%		4.9%
☐ Current liabilities	4,301.9	4,344.4	4,640.6	4,370.7	4,825.3	4,999.2	4,272.0	5,684.3	33.1%		30.1%
¡ Current portion of LT debt	594.9	383.7	1,025.1	1,037.6	1,113.9	1,110.0	476.3	1,024.7	115.1%		-1.2%
¡ Current portion of LT accrued payables	124.3	125.7	127.2	128.7	143.4	145.1	146.8	148.5	1.2%		15.4%
¡ Accounts payable	1,073.0	1,200.1	852.4	757.3	786.0	1,160.2	827.3	1,350.1	63.2%		78.3%
¡ Others	2,509.8	2,634.8	2,635.8	2,447.0	2,782.0	2,583.9	2,821.6	3,160.9	12.0%		29.2%
☐ Non-current liabilities	7,621.0	7,947.4	8,313.7	8,925.5	8,971.5	9,467.2	9,211.4	8,259.9	-10.3%		-7.5%
¡ Bonds	5,723.1	6,052.8	6,363.3	6,989.0	7,225.6	7,841.0	7,637.9	6,739.1	-11.8%		-3.6%
¡ Long-term borrowings	92.8	94.6	124.6	116.1	108.4	96.2	77.6	63.1	-18.6%		-45.6%
¡ Long-term accounts payables	286.3	289.4	292.6	295.7	155.5	157.3	159.0	160.8	1.1%		-45.6%
¡ Installation deposit	833.0	813.3	808.7	781.8	763.1	743.0	723.3	696.7	-3.7%		-10.9%
¡ Others	685.9	697.4	724.6	742.9	719.1	629.7	613.7	600.2	-2.2%		-19.2%
Total Stockholders’ Equity	10,663.4	10,708.1	10,852.4	10,831.0	10,589.0	10,156.9	10,546.2	10,398.3	-1.4%		-4.0%
☐ Common stock	1,564.5	1,564.5	1,564.5	1,564.5	1,564.5	1,564.5	1,564.5	1,564.5	0.0%		0.0%
☐ Capital surplus	1,440.8	1,440.8	1,440.8	1,440.6	1,440.6	1,458.7	1,458.7	1,448.6	-0.7%		0.6%
☐ Retained earnings	9,592.2	9,752.7	9,840.3	9,814.1	9,727.4	9,674.6	10,026.0	9,595.5	-4.3%		-2.2%
☐ Capital adjustment	-1,930.6	-2,082.0	-2,045.4	-1,994.6	-2,099.0	-2,509.4	-2,507.6	-2,165.7	-13.6%		8.6%
¡ Treasury stock	-1,388.2	-1,400.8	-1,388.2	-1,388.2	-1,552.5	-1,407.2	-1,407.2	-956.2	-32.1%		-31.1%
¡ Gain/loss on disposal of treasury stock	-791.9	-791.9	-791.9	-791.7	-791.7	-791.3	-791.3	-890.7	12.5%		12.5%
☐ Accumulated Other Comprehensive Income	-3.5	32.1	52.2	6.3	-44.6	-31.5	4.6	-44.5			-805.0%

Total interesting bearing debt	6,821.2	6,947.7	8,006.3	8,567.1	9,146.7	9,549.5	8,497.6	8,136.3	-4.3%		-5.0%
Net debt	5,381.2	5,642.6	6,028.0	6,317.8	6,556.7	6,396.4	6,076.2	6,252.4	2.9%		-1.0%
Net debt (including LT A/P)	5,791.7	6,057.7	6,447.8	6,742.3	6,855.6	6,698.8	6,382.1	6,561.7	2.8%		-2.7%

Debt/ equity ratio	111.8%	114.8%	119.4%	122.8%	130.3%	142.4%	127.9%	134.1%	6.3	%p	11.3	%p
Net debt/ equity ratio	50.5%	52.7%	55.5%	58.3%	61.9%	63.0%	57.6%	60.1%	2.5	%p	1.8	%p
Net debt/ equity ratio (including LT A/P)	54.3%	56.6%	59.4%	62.2%	64.7%	66.0%	60.5%	63.1%	2.6	%p	0.9	%p

[Attachment]
2009 4Q KT Earnings Release — Guidance version

2. Operating Results	(unit : KRW bn)

A. Wireless Revenue	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	2,310.2	2,515.7	2,200.9	2,100.3	2,183.0	2,507.9	2,501.7	2,468.2	-1.3%	17.5%	9,127.1	9,660.9	5.8%
☐ Service revenue	1,495.7	1,570.8	1,566.9	1,576.0	1,528.9	1,598.5	1,639.7	1,695.3	3.4%	7.6%	6,209.5	6,462.3	4.1%

¡ Voice	991.9	1,034.4	1,031.8	1,043.8	1,011.1	1,037.9	1,050.5	1,073.1	2.2%	2.8%	4,101.9	4,172.7	1.7%
Monthly base fee	569.4	577.8	591.8	601.2	605.8	619.2	638.2	675.2	5.8%	12.3%	2,340.1	2,538.4	8.5%
Airtime charge	417.1	457.4	449.1	458.8	425.0	453.0	453.4	452.7	-0.2%	-1.3%	1,782.4	1,784.1	0.1%
Value added service	42.4	40.1	40.2	38.5	40.4	37.9	35.0	33.5	-4.3%	-12.9%	161.2	146.8	-8.9%
Other voice revenue	18.9	22.2	23.1	26.6	25.2	21.7	28.1	25.4	-9.5%	-4.6%	90.8	100.4	10.5%
(Voice discount)	-55.8	-63.1	-72.4	-81.3	-85.2	-93.9	-104.1	-113.7	9.2%	39.8%	-272.6	-396.9	45.6%

¡ Data	250.7	265.1	272.0	270.8	275.4	288.0	302.9	319.1	5.4%	17.9%	1,058.6	1,185.4	12.0%
Monthly base fee	83.1	86.4	87.4	88.9	94.1	96.8	99.8	105.5	5.8%	18.7%	345.8	396.2	14.6%
Messaging (SMS, MMS)	75.4	81.8	84.4	86.0	83.5	89.2	85.6	89.2	4.3%	3.8%	327.6	347.5	6.1%
Wireless data usage	61.4	65.5	67.1	66.0	67.4	70.9	84.8	88.1	3.9%	33.6%	260.0	311.2	19.7%
Contents	22.5	22.7	23.9	21.2	20.2	20.2	19.6	21.0	7.2%	-1.0%	90.2	80.9	-10.3%
Others	8.3	8.7	9.2	8.7	10.2	10.8	13.2	15.3	15.6%	75.2%	35.0	49.4	41.3%

¡ Interconnection revenue	187.7	199.9	198.1	222.9	198.1	205.1	222.4	214.8	-3.4%	-3.6%	808.7	840.5	3.9%

¡ Other revenue	65.4	71.4	65.0	38.6	44.2	67.5	63.9	88.2	38.1%	128.8%	240.4	263.8	9.8%
Activation fee	42.5	40.7	28.9	25.1	27.0	34.3	28.9	23.7	-17.9%	-5.7%	137.2	113.9	-17.0%
Others	22.9	30.7	36.1	13.4	17.2	33.2	35.0	64.5	84.3%	380.0%	103.2	150.0	45.3%

☐ Handset sales	814.4	944.8	634.0	524.4	654.2	909.4	862.0	772.9	-10.3%	47.4%	2,917.6	3,198.5	9.6%

¡ Voice	Despite increasing voice discount, expanding subsciber base led to 2.2% QoQ growth.

¡ Data	Rose 5.4% QoQ and 17.9% YoY due to bulging data usage and growing number of flat rate subscribers.

¡ Handset sales	Declined 10.3% QoQ as gross addition number fell 14.6% QoQ.

B. Telephone Revenue	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	1,361.9	1,348.4	1,284.3	1,282.3	1,239.9	1,234.1	1,227.9	1,150.8	-6.3%	-10.3%	5,276.9	4,852.7	-8.0%
☐ Subscriber connection	328.7	323.3	317.0	311.7	304.7	303.9	291.9	285.8	-2.1%	-8.3%	1,280.6	1,186.4	-7.4%
¡ Activation & Installation fee	17.1	14.5	10.8	11.2	9.3	9.7	8.9	8.1	-8.7%	-27.7%	53.6	35.9	-33.0%
¡ Monthly base fee	270.0	267.4	264.8	261.3	255.4	248.0	240.2	232.0	-3.4%	-11.2%	1,063.5	975.6	-8.3%
¡ Interconnection	41.6	41.4	41.4	39.2	40.1	46.3	42.8	45.7	6.8%	16.7%	163.6	174.9	6.9%

☐ Local	218.6	212.1	206.3	215.5	197.6	206.0	189.0	164.0	-13.2%	-23.9%	852.4	756.7	-11.2%
¡ Local airtime charge	148.2	140.2	134.5	131.9	126.3	119.9	112.9	105.7	-6.3%	-19.9%	554.8	464.8	-16.2%
¡ Local interconnection	19.8	21.2	20.7	19.3	17.4	20.2	18.8	19.1	1.6%	-1.0%	81.0	75.5	-6.8%
¡ Others	50.6	50.7	51.0	64.3	53.9	65.8	57.4	39.3	-31.6%	-38.9%	216.6	216.4	-0.1%

☐ Domestic long distance	149.7	137.7	134.1	131.3	123.8	111.5	108.5	103.1	-4.9%	-21.5%	552.8	446.9	-19.2%
¡ DLD airtime charge	142.9	132.9	128.6	125.9	117.6	109.2	103.6	98.3	-5.1%	-21.9%	530.3	428.7	-19.2%
¡ DLD interconnection	6.6	4.5	5.3	5.2	6.0	2.1	4.7	4.5	-2.3%	-12.2%	21.5	17.3	-19.5%
¡ Others	0.2	0.3	0.3	0.3	0.2	0.2	0.2	0.2	6.2%	-7.1%	1.0	0.9	-9.2%

☐ LM revenue	364.0	358.4	340.5	330.2	305.1	297.5	285.0	266.4	-6.5%	-19.3%	1,393.1	1,153.9	-17.2%

☐ International long distance	46.9	49.1	43.6	40.1	35.3	35.0	33.5	31.9	-4.7%	-20.6%	179.7	135.6	-24.5%

☐ International long distance settlement	49.5	47.4	42.7	67.5	63.5	54.0	55.0	47.0	-14.5%	-30.3%	207.2	219.6	6.0%

☐ VoIP	10.2	21.5	19.6	23.7	41.5	50.9	87.3	81.4	-6.7%	242.9%	75.1	261.0	247.6%

☐ VAS	90.1	79.6	85.7	71.2	74.5	85.5	85.3	83.6	-1.9%	17.4%	326.6	328.9	0.7%

☐ Public phones & 114 service	40.6	36.1	39.4	47.3	42.4	36.6	37.5	38.1	1.6%	-19.5%	163.4	154.6	-5.4%

☐ Others	63.6	83.5	55.3	43.7	51.4	53.3	55.0	49.4	-10.3%	13.1%	246.0	209.1	-15.0%

¡ Local, DLD, LM	QoQ and YoY decline due to fall in subscribers and call traffic.

¡ VoIP	Rapidly rising subscribers resulted in 247% YoY growth.

[Attachment]
2009 4Q KT Earnings Release — Guidance version

C. Internet Revenue	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	633.5	686.3	689.0	655.4	640.7	646.2	638.7	648.5	1.5%	-1.1%	2,664.2	2,574.1	-3.4%

Internet Access	527.2	538.8	533.1	527.0	518.2	524.1	513.0	505.1	-1.5%	-4.2%	2,126.0	2,060.4	-3.1%

☐ Broadband	500.5	507.8	508.9	500.2	483.8	481.1	477.5	463.1	-3.0%	-7.4%	2,017.3	1,905.5	-5.5%
☐ Nespot	8.5	8.0	7.3	6.9	6.5	6.2	5.6	5.4	-3.0%	-21.9%	30.7	23.7	-22.7%
☐ WiBro	17.5	22.5	15.4	20.2	27.4	35.3	28.9	35.4	22.3%	75.5%	75.6	127.0	68.0%
☐ Others	0.7	0.5	1.5	-0.3	0.5	1.5	1.0	1.2	22.4%	-515.8%	2.4	4.1	73.4%

Internet Application	106.3	147.5	155.9	128.4	122.5	122.1	125.8	143.4	14.0%	11.6%	538.2	513.7	-4.5%

☐ IDC	48.3	70.0	70.5	58.8	50.6	48.8	57.1	59.5	4.2%	1.2%	247.6	216.0	-12.8%
☐ bizmeka	36.6	47.3	51.8	33.8	33.0	33.9	25.6	32.8	28.1%	-2.9%	169.5	125.4	-26.0%
☐ IPTV	5.0	9.6	14.3	17.6	19.9	21.1	25.1	33.3	32.6%	89.0%	46.6	99.4	113.4%
☐ Others	16.3	20.6	19.3	18.2	19.0	18.2	17.9	17.7	-1.3%	-2.7%	74.5	72.9	-2.1%

¡ Broadband	QoQ and YoY drop due to increasing discounts to bundling and long-term contract subscribers.

¡ WiBro	Stable growth from rising subscribers.

¡ IPTV	32.6% QoQ, 89% YoY growth from expanding subscriber base and ARPU growth.

D. Data Revenue	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	323.6	331.3	337.7	344.1	335.5	338.6	319.9	322.7	0.9%	-6.2%	1,336.8	1,316.8	-1.5%
☐ Leased line	190.7	189.5	199.2	207.3	197.3	200.4	183.2	186.2	1.6%	-10.2%	786.7	767.2	-2.5%
¡ Local	80.2	77.7	77.3	84.6	77.1	74.0	74.9	77.0	2.8%	-9.0%	319.7	303.0	-5.2%
¡ Domestic long distance	60.0	60.3	62.5	67.5	63.0	69.4	65.6	65.7	0.2%	-2.7%	250.3	263.7	5.4%
¡ International long distance	5.0	6.2	7.3	6.3	6.3	7.0	6.7	6.4	-4.3%	2.2%	24.8	26.5	6.9%
¡ Broadcasting & others	45.5	45.3	52.1	49.0	50.9	50.0	36.0	37.1	2.9%	-24.3%	191.9	174.0	-9.3%

☐ Kornet	62.4	67.3	64.7	61.0	63.3	64.1	62.1	59.9	-3.6%	-1.9%	255.5	249.4	-2.4%

☐ VPN	14.8	15.7	16.6	16.9	16.2	17.0	19.2	22.8	18.8%	34.5%	64.0	75.2	17.6%

☐ National network ATM	20.7	21.3	21.7	21.3	21.7	20.4	12.5	10.3	-17.8%	-51.8%	85.0	64.8	-23.8%

☐ Satellite	25.9	27.7	26.6	27.3	26.8	27.1	26.3	26.6	1.3%	-2.3%	107.5	106.8	-0.6%

☐ Others	9.1	9.8	9.0	10.2	10.2	9.5	16.6	17.0	2.3%	65.7%	38.1	53.3	39.6%

¡ Data	Slightly increased QoQ due to leased line sales growth.

[Attachment]
2009 4Q KT Earnings Release — Guidance version

E. Operating Expense	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	4,360.4	4,684.1	4,173.8	4,272.0	3,916.3	4,389.1	4,408.1	5,297.1	20.2%	24.0%	17,490.3	18,010.6	3.0%
Labor Expense	744.8	680.3	659.1	757.9	660.0	703.7	655.1	1,498.5	128.7%	97.7%	2,842.2	3,517.2	23.8%
☐ Salaries & wages	523.3	490.6	484.7	486.2	494.1	470.0	471.9	478.2	1.3%	-1.7%	1,984.8	1,914.2	-3.6%
☐ Provision for retirement	105.0	61.3	53.1	121.1	45.0	71.5	57.3	905.2	1478.5%	647.8%	340.5	1,079.0	216.9%
☐ Employee welfare	116.6	128.4	121.3	150.6	120.9	162.2	125.9	115.2	-8.5%	-23.5%	516.9	524.1	1.4%

Commission	263.1	274.2	281.9	316.0	299.5	311.3	295.7	346.7	17.3%	9.7%	1,135.2	1,253.2	10.4%

Sales Promotion	164.0	376.8	263.9	198.6	194.1	269.4	286.7	275.4	-4.0%	38.6%	1,003.3	1,025.7	2.2%

Sales Commission	714.4	644.8	467.2	536.7	503.9	544.4	510.5	398.4	-22.0%	-25.8%	2,363.2	1,957.2	-17.2%

Bad Debt Expenses	6.9	55.7	38.9	19.4	35.1	18.5	3.5	15.7	345.1%	-18.7%	120.9	72.9	-39.7%

Depreciation & Amortization	794.5	803.6	863.0	986.9	775.3	736.6	750.7	857.7	14.3%	-13.1%	3,448.1	3,120.3	-9.5%

Advertising	41.3	65.2	47.6	39.6	26.3	42.8	50.5	43.9	-13.0%	10.8%	193.7	163.5	-15.6%

Repair & Maintenance	35.0	48.4	42.9	70.7	27.8	26.7	38.4	55.0	43.3%	-22.2%	197.0	147.9	-24.9%

Cost of Goods Sold	674.9	815.6	530.5	401.5	568.0	836.9	912.8	828.1	-9.3%	106.2%	2,422.5	3,145.9	29.9%
☐ Cost of mobile handset sold	624.4	734.3	460.5	353.2	495.3	758.4	824.2	724.2	-12.1%	105.0%	2,172.5	2,802.1	29.0%
☐ Others	50.4	81.3	70.0	48.3	72.8	78.5	88.6	103.9	17.3%	115.1%	250.0	343.8	37.5%

Cost of Service Provided	502.1	517.4	540.6	561.4	493.6	557.9	540.8	574.8	6.3%	2.4%	2,121.5	2,167.1	2.2%
☐ Cost of service	128.1	118.6	136.8	167.6	121.0	137.0	127.8	150.9	18.1%	-10.0%	551.1	536.7	-2.6%
☐ International long distance settlement cost	64.9	67.6	63.0	79.3	70.5	62.2	64.9	65.2	0.4%	-17.8%	274.8	262.8	-4.4%
☐ Interconnection expense	293.7	308.7	317.3	281.2	272.9	319.2	305.7	306.3	0.2%	8.9%	1,200.9	1,204.2	0.3%
☐ Others	15.4	22.5	23.6	33.2	29.2	39.5	42.5	52.4	23.4%	57.7%	94.7	163.5	72.7%

Research & Development	57.6	58.2	61.2	79.6	44.9	50.9	60.8	80.5	32.3%	1.2%	256.5	237.2	-7.5%

Activation, Installation & A/S Cost	96.5	92.1	98.7	86.9	73.1	83.9	83.2	97.8	17.6%	12.5%	374.3	338.0	-9.7%

Others	265.3	251.8	278.2	216.8	214.8	205.9	219.3	224.7	2.5%	3.7%	1,012.1	864.7	-14.6%

CAPEX	679.1	862.8	759.3	849.1	299.5	322.4	865.2	1,471.6	70.1%	73.3%	3,150.3	2,958.7	-6.1%

¡ Labor	Increased 128.7% QoQ after reflecting W876.4bn ERP expenses.

¡ Commission	Rose 17.3% QoQ due to completion of various outsourcing projects.

¡ Depreciation & Amortization	Rising capex amount led to 14.3% QoQ increase.

¡ Cost of Goods Sold	QoQ drop due to falling mobile handset sales.

F. Marketing Cost	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

☐ Sales Promotion	164.0	376.8	263.9	198.6	194.1	269.4	286.7	275.4	-4.0%	38.6%	1,003.3	1,025.7	2.2%
☐ Sales Commission	714.4	644.8	467.2	536.7	503.9	544.4	510.5	398.4	-22.0%	-25.8%	2,363.2	1,957.2	-17.2%
☐ Advertising	41.3	65.2	47.6	39.6	26.3	42.8	50.5	43.9	-13.0%	10.8%	193.7	163.5	-15.6%
(Profits from mobile handset sold)	-190.0	-210.5	-173.5	-171.1	-158.9	-151.0	-37.8	-48.7	28.8%	-71.5%	-745.1	-396.4	-46.8%

Total Marketing Cost	729.7	876.3	605.3	603.8	565.4	705.6	809.9	669.0	-17.4%	10.8%	2,815.1	2,749.9	-2.3%

¡ Marketing Cost	Stabiized fixed and mobile market competition resulted in 17.4% QoQ drop.

G. Interconnection Expenses	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	293.7	308.7	317.3	281.2	272.9	319.2	305.7	306.3	0.2%	8.9%	1,200.9	1,204.2	0.3%
¡ MM	151.6	175.5	174.5	175.6	150.8	171.9	180.5	176.8	-2.1%	0.7%	677.2	680.1	0.4%
¡ ML	11.7	14.3	10.1	10.0	6.4	10.8	9.0	7.6	-15.4%	-24.1%	46.1	33.9	-26.5%
¡ LM	109.0	99.2	113.5	82.2	98.9	113.2	96.7	99.1	2.5%	20.6%	403.9	407.9	1.0%
¡ Others	21.4	19.7	19.2	13.4	16.8	23.3	19.4	22.8	17.2%	70.5%	73.6	82.3	11.8%

¡ Interconnection Expenses	Interconnection expenses may not vary proportionally to voice traffic due to difference in estimation.

[Attachment]
2009 4Q KT Earnings Release — Guidance version

H. Non-operating Income	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	166.5	160.6	371.7	356.3	252.2	150.1	302.1	152.2	-49.6%	-57.3%	1,055.1	856.6	-18.8%
☐ Interest Income	22.9	33.0	25.0	47.4	37.8	61.5	42.8	38.3	-10.7%	-19.2%	128.2	180.4	40.7%
☐ Gain on foreign currency transaction	6.6	7.5	18.2	23.7	15.1	5.9	6.0	5.7	-3.8%	-75.7%	55.9	32.7	-41.4%
☐ Gain on foreign currency translation	11.1	6.6	14.9	4.7	18.4	0.1	164.5	55.0	-66.5%	1074.2%	37.2	238.0	539.1%
☐ Gain on Equity Method	19.4	32.6	15.6	7.5	19.4	25.9	29.6	38.1	28.9%	410.2%	75.1	113.0	50.6%
☐ Gain on disposal of tangible assets	0.5	1.7	1.1	0.8	0.5	5.4	-2.4	1.8	-173.9%	125.9%	4.1	5.3	29.7%
☐ Others	106.2	79.3	296.8	272.3	161.1	51.3	61.6	13.2	-78.6%	-95.2%	754.6	287.2	-61.9%

¡ Gain on Equity Method	Improved due to better operating results mainly from NTC Russia and KT Rental.

¡ Others	Dropped QoQ due to incorporation of one-time asset sales gain in 3Q09.

I. Non-operating Expense	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY	2008	2009	YoY

	339.5	341.4	580.9	576.2	561.1	35.8	259.7	236.0	-9.1%	-59.0%	1,838.0	1,092.6	-40.6%
☐ Interest Expense	100.3	111.3	110.5	139.9	130.5	108.8	127.9	132.2	3.4%	-5.5%	461.9	499.5	8.1%
☐ Loss on foreign currency transaction	3.7	6.4	12.9	23.5	13.3	9.3	7.9	6.9	-12.7%	-70.5%	46.6	37.5	-19.4%
☐ Loss on foreign currency translation	117.3	104.4	354.8	213.9	288.1	-221.3	-46.9	-2.6	-94.4%	-101.2%	790.4	17.2	-97.8%
☐ Loss on Equity Method	51.2	26.3	31.3	32.2	54.2	31.7	10.1	10.4	2.9%	-67.7%	140.9	106.4	-24.5%
☐ Loss on disposal of tangible assets	10.8	19.6	19.2	44.1	17.4	32.5	17.7	53.8	203.9%	22.2%	93.7	121.5	29.7%
☐ Others	56.2	73.4	52.3	122.7	57.5	74.8	143.0	35.2	-75.4%	-71.3%	304.6	310.5	1.9%

¡ Loss on disposal of tangible assets	Reflected asset disposal losses from scrapping outdated equipment.

¡ Others	Declined losses from derivative valuation due to stabilized Won/USD rate in the quarter.

[Attachment]
2009 4Q KT Earnings Release — Guidance version
] Operation Highlights

1. Fixed-Line ('000)	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ	YoY

Telephony	20,881	20,944	20,882	20,194	19,972	19,852	19,819	19,753	-0.3%	-2.2%
PSTN	20,818	20,741	20,621	19,866	19,468	19,057	18,550	18,052	-2.7%	-9.1%
Household	19,861	19,768	19,635	18,883	18,483	18,070	17,561	17,069	-2.8%	-9.6%
Business	958	974	986	983	984	987	989	983	-0.6%	0.0%
VoIP	63	203	261	328	505	795	1,269	1,701	34.1%	419.1%
Broadband	6,627	6,687	6,754	6,712	6,714	6,738	6,818	6,953	2.0%	3.6%
IPTV	567	706	808	773	694	724	907	1,172	29.3%	51.6%
Nespot	392	387	371	352	340	330	304	296	-2.6%	-15.8%
Wibro	145	202	172	160	184	218	255	287	12.5%	78.9%

2. Wireless	‘08-1Q	‘08-2Q	‘08-3Q	‘08-4Q	‘09-1Q	‘09-2Q	‘09-3Q	‘09-4Q	QoQ		YoY

Subscribers (‘000)	13,940	14,165	14,259	14,365	14,547	14,713	14,904	15,016	0.8%		4.5%
Gross addition	2,343	2,350	1,788	1,463	1,623	2,174	1,816	1,551	-14.6%		6.0%
Deactivation	2,124	2,125	1,695	1,356	1,440	2,008	1,625	1,439	-11.4%		6.1%
Net addition	219	225	93	107	182	165	191	112	-41.4%		5.0%
Churn rate	4.4%	4.4%	3.2%	2.6%	2.8%	4.1%	3.0%	2.7%	-0.3	%p	0.1	%p

ARPU (KRW)	34,818	35,954	35,637	36,249	34,669	35,353	35,941	36,353	1.1%		0.3%
Voice	24,146	24,804	24,482	24,609	23,612	23,967	23,961	24,275	1.3%		-1.4%
Data	6,103	6,356	6,454	6,384	6,431	6,650	6,908	7,218	4.5%		13.1%
Interconnection	4,569	4,794	4,701	5,256	4,627	4,737	5,072	4,860	-4.2%		-7.5%

*	Wireless ARPU was calculated based on revenue from the “Guidance” material, excluding activation fee.

**	Churn rate excludes internal migration between 2G and 3G.